Sanville & Company
                        Independent Auditor's Report


To the Board of Directors of
The O'Higgins Fund, Inc.

We have examined management's assertion about The O'Higgins Fund, Inc.'s com-pliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 15, 2001 included in the accompanying Management Statement Regarding compliance with Certain Provis-ions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the Ameri-can Institute of Certified Public Accountants and, accordingly, included exam-ining, on a test basis, evidence about the Company's compliance with those re-quirements and performing such other procedures as we considered nercessary in the circumstance. Included among our procedures were the following tests per-formed as of January 2, 2002, and with respect to agreement of security pur-chases and sales, for the period from November 15, 2001 (the date of last exam-ination) through January 2, 2002:

 . Confirmation of all securities held by Bear Stearns & Co. Inc. in book entry form;

 . Reconciliation of all such securities to the books and records of the Com-pany and Bear Stearns & Co. Inc.;

 . There were no security purchases or sales during the period from November
   15, 2001 through January 2, 2002.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compli-ance with specified requirements.

In our opinion, management's assertion that The O'Higgins Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 2, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all ma-terial respects.

This report is intended solely for the information and use of management of The O'Higgins Fund and the Securities and Exchange Commission and should not be used for any other purpose.

Abington, Pennsylvania                             /s/ SANVILLE & COMPANY
January 4, 2002                                    Certified Public Accountants